Exhibit 12.1

OPTION CARE, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	Year ended December 31,
	2001	2002	2003	2004	2005
Earnings:
Earnings before income taxes	$16,235	$23,203	$14,445	$31,012	$36,585
Add:
Interest expense	1,343	214	274	333	1,968
Interest within rental expenses	616	952	951	1,007	1,163
Amortized debt premiums	253	173	203	353	645
Minority interest	216	85	165	185	218
Amortized capitalized interest	—	—	7	15	15
Earnings available for fixed charges	18,663	24,627	16,045	32,905	40,594
Fixed charges:
Interest expense	1,343	214	274	333	1,968
Interest within rental expenses	616	952	951	1,007	1,163
Amortized debt premiums	253	173	203	353	645
Interest capitalized	—	—	70	—	—
Fixed charges	2,212	1,339	1,498	1,693	3,776
Ratio of earnings to fixed charges	8.44 x	18.39 x	10.71 x	19.44 x	10.75 x